FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s Custom Pharmaceutical Services (CPS) business commissions mPEG alcohol manufacturing facility and officially brands its Activated mPEG Products as PEGtech”, March 17, 2010.

(2)	Press Release, “Dr. Reddy’s board approves bonus debentures issue”, March 31, 2010.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Custom Pharmaceutical Services (CPS) business commissions mPEG alcohol manufacturing facility and officially brands its Activated mPEG Products as PEGtech
March 17, 2010, Hyderabad: The Custom Pharmaceutical Services (CPS) business of Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced the successful commissioning of its commercial scale manufacturing facility for pharma grade mPEG alcohols at its Cuernavaca facility in Mexico. mPEG Alcohols are the key raw materials for Activated mPEG, extensively used for pegylation with biologic drugs and increasingly for peptides and small molecule pharmaceuticals. Dr. Reddy’s has officially announced PEGtech as its product brand for its extensive range of Activated mPEGs.
The new assets in Mexico represent a significant investment in a dedicated facility operated to c-GMP standards which is capable of producing a wide range of molecular weight mPEGs and has a multi tonne annual capacity. The mPEG alcohol manufactured in Mexico will be supplied to Dr. Reddy’s c-GMP facility in Mirfield, UK where commercial scale activation is carried out. PEGtech branding has been used to bring together a broad product range comprising a variety of activating groups and molecular weights (5-60 kDa), which are now fully supported by backward integration to the key starting materials. It furthermore highlights the company’s extensive experience in product development and GMP manufacture of the Activated mPEGs.
Commenting on the successful facility commissioning and PEGtech branding, Satish Reddy, MD and COO, Dr. Reddy’s said, “Our investment in the world class mPEG alcohol facility in Mexico underlines our commitment to the growing market for Activated mPEGs. By introducing the PEGtech brand, our customers can be assured of the same high quality standards and customer service as they develop their PEGylated biologic drugs or small molecules from the laboratory right through to commercial applications”.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
For more information please contact:
Mark Pearson, PEGtech Product Manager, Dr. Reddy’s (EU) Ld. at: pegtech@drreddys.com
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com/ +1 908-203-4931
Media:
S Rajan at rajans@drreddys.com/ +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s board approves bonus debentures issue
March 31, 2010, Hyderabad, India: The board of directors of Dr. Reddy’s Laboratories Limited (NYSE: RDY) today approved a scheme for the issue of bonus debentures by restructuring the general reserves of the company. The scheme is, however, subject to the approval by the company’s shareholders, the Reserve Bank of India and the Andhra Pradesh High Court.
Formulated under Sections 391-394 of the Companies Act, the scheme entails issue and allotment of unsecured, non-convertible, redeemable, fully paid up bonus debentures of face value of Rs. 5 each, in the ratio of six bonus debentures for every one equity share of Rs. 5, held by equity shareholders whose name appears as members of the company in the register of members or in the records of the depository on the record date to be fixed by the board after the scheme is sanctioned by the Andhra Pradesh High Court.
The debentures will carry a coupon rate to be determined by the board of directors, payable annually and would be redeemable at the end of 36 months from the date of allotment. The company intends to have these debentures rated and listed on the Bombay Stock Exchange and/or the National Stock Exchange. With a view to providing additional liquidity to shareholders, the company is in discussions with a merchant banker regarding a limited period liquidity facility to provide shareholders with the option of tendering their bonus debentures for sale soon after allotment. The terms and conditions of the liquidity facility will be finalized later.
Commenting on the proposed bonus issue, Mr. G.V. Prasad, Vice Chairman and CEO, Dr. Reddy’s Laboratories, said: “We recently completed 25 years of operations and are keen to reward our shareholders for their support and belief in the company. Over the last few years, we have built significant reserves from retained profits, by transfer to general reserve. The capital represented by the general reserve exceeds the company’s current and anticipated operational needs, even taking into account foreseeable investments required for growth. The business is expected to continue on a high growth trajectory and generate incremental cash. In order to optimally utilize surplus reserves, the company intends to issue bonus debentures to its shareholders by restructuring the general reserve. These listed bonus debentures have the dual benefit of avoiding an upfront cash outflow for the company while offering shareholders the option of immediate liquidity.”
The issue and allotment of debentures will account for an amount not exceeding Rs. 520 crore. In addition, Dr. Reddy’s Laboratories will bear and pay dividend distribution tax at prevailing rates at the time of issue, since the issue will be considered a “deemed dividend” under the provisions of the Income Tax Act . The total amount of the issued and allotted debentures plus applicable dividend distribution tax, will be drawn from the company’s general reserves.
DSP Merrill Lynch Limited is acting as financial advisor and Amarchand & Mangaldas and Suresh A. Shroff & Company is the company’s legal advisor.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary
Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com/ +1 908-203-4931
Media:
S Rajan at rajans@drreddys.com/ +91-40- 66511725

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: April 5, 2010		Name:	V.S. Suresh
		Title:	Company Secretary